Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

Minera Andes rejects TNR Gold Corp.’s claim of Back-in Right

TORONTO, ONTARIO – April 1, 2010 - Minera Andes Inc. (“Minera Andes”) (TSX: MAI and US OTC: MNEAF) has filed a Statement of Claim in the Supreme Court of British Columbia against TNR Gold Corp. and its subsidiary, Solitario Argentina S.A (together, “TNR”).

In recent conversations and correspondence with Minera Andes, TNR has asserted that they have an immediate right to back into the Los Azules project (the “Project”).

MINERA ANDES REJECTS THE ABILITY OF TNR TO BACK-IN TO

ANY PART OF THE LOS AZULES PROJECT.

By way of background, the Project was, until the fall of 2009, subject to an option agreement between Xstrata Copper (and certain affiliates, “Xstrata”) and Minera Andes.  In the fall of 2009, Xstrata elected not to exercise its option to back-in to the Project and subsequently transferred all properties then held by Xstrata (and forming part of the Project) to Minera Andes. Minera Andes now owns 100% of the Project.

Certain of the Los Azules properties (the “Subject Properties”) formerly held by Xstrata and transferred to Minera Andes following the termination of the option agreement however remain subject to an underlying option agreement between Xstrata and TNR (the “TNR Agreement”), whereby TNR has the right to back-in to up to 25% of the Subject Properties, exercisable by TNR upon the satisfaction of certain conditions within 36 months of Xstrata exercising its option, including the completion of a feasibility study. It is important to note that the Subject Properties comprise the northern half of the Project, and does NOT represent 25% of the Los Azules deposit by area or resources identified.

The 36-month period following the exercise of the option expires on or about April 23, 2010 and no feasibility study has been completed on the Project.

The TNR Agreement is the subject of a legal dispute between Xstrata and TNR, commenced by TNR against Xstrata in the Supreme Court of British Columbia.  The dispute surrounds the validity of the 36-month time limit described above. In particular, TNR claims the 36-month time frame, although clearly stated in the TNR Agreement, was added by Xstrata, overlooked by TNR (and their lawyers) when signed, not discovered for a number of years, and in any event not the commercial intention of the parties.

According to communications between Minera and TNR, TNR seeks to waive the condition that a feasibility study be completed on the Project prior to TNR being entitled to exercise its back-in right.  It is Minera Andes’ view that TNR’s back in right is dependent upon the production of a feasibility study which has never been produced.  Further, Minera Andes disputes the legal ability to waive this condition.

Although not party to the litigation between TNR and Xstrata, Minera Andes is seeking a declaration that any back-in notice delivered by TNR prior to April 23, 2010 will be null, void and of no force and effect. We have attached a copy of our statement of claim as Appendix “A” to this newsrelease.

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As an additional point of clarification, Minera Andes wishes to confirm that notwithstanding references by TNR to “its Los Azules” project, that the Project remains 100% owned by Minera Andes and Minera Andes has no agreement or working relationship with TNR.

We look forward to informing you of TNR’s response.

Minera Andes Reports Full Year Results

In other news, for the year ended December 31, 2009, net income in accordance with Canadian GAAP was $4.1 million ($0.02 per share basic and diluted) compared to a net loss of $4.0 million ($0.02 per share) for the year ended December 31, 2008. This increase was primarily due to an increase in the income recorded on our 49% owned investment in Minera Santa Cruz SA who owns the San José Mine from $4.7 million in 2008 to $9.3 million in 2009.   In addition, we recorded an income tax recovery of $1.6 million and total expenses in 2009 declined by $1.8 million compared to 2008.

For full details, please refer to our audited annual financial statements and management’s discussion and analysis for 2009 filed on SEDAR and our Form 40-F filed on EDGAR.

About Los Azules

Los Azules is a large copper porphyry system located in western San Juan province of Argentina  in a belt of porphyry copper deposits that straddles the border between Chile and Argentina. This belt contains some of the world’s largest copper deposits, including Codelco’s El Teniente and Andina mines, Anglo American’s Los Bronces mine, Antofagasta PLC’s Los Pelambres mine and Xstrata’s El Pachón project, among others. San Juan province is one of the most mining-friendly regions in Argentina.

Los Azules has an inferred mineral resource of 922 million tonnes grading 0.55 percent copper and containing 11.2 billion pounds of copper at a cut off grade of 0.35 percent copper. There is high-grade, near-surface core of 161 million tonnes grading 0.87 percent copper and containing 3.1 billion pounds of copper at a cut off grade of 0.70 percent copper. The known resource covers an area approximately 3.7 kilometers by 1 kilometer in size and is open at depth and laterally.

About Minera Andes

Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA who owns the San José Mine which is a large primary silver producer, which produced 4,998,000 million oz silver and 77,070 oz gold in 2009; 100% ownership of the Los Azules copper deposit; and, a portfolio of exploration properties in the highly prospective Deseado Massif region of Santa Cruz Province in southern Argentina. Minera Andes continues to be well funded and have no bank debt.

This news release has been submitted by Nils Engelstad, Vice President - Corporate Affairs.

For further information, please contact: Nils Engelstad or visit our Web site: www.minandes.com.

Nils Engelstad
Vice President, Corporate Affairs

99 George St. 3rd Floor,
Toronto, Ontario, Canada. M5A 2N4

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Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Scientific and Technical Information:

For further information in respect of the Los Azules project please refer to the technical report entitled “Canadian National Instrument 43-101 Technical Report in Support of the Preliminary Assessment on the Development of the Los Azules Project, San Juan Province, Argentina” dated March 19, 2009, the “Los Azules Report” prepared by Randolph P. Schneider, Robert Sim, Bruce Davis, William L. Rose, and Scott Elfen, each of whom is ”independent” of the Corporation and a “qualified person” for the purposes of National Instrument 43-101 – “Standards of Disclosure for Mineral Projects . This report is available on SEDAR (www.sedar.com). The results of the above referenced preliminary assessment are preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the project as described in the preliminary assessment will be realized. The basis for the preliminary assessment and the qualifications and assumptions made are set out in the Los Azules Report.

Cautionary Note to U.S. Investors:

All resource estimates reported by the Corporation were calculated in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Caution Concerning Forward-Looking Statements:

This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results, including the outcome of pending and current litigation. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Corporation’s annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

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Appendix “A”

NO.
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

BETWEEN:

MINERA ANDES S.A., MINERA ANDES INC., LOS AZULES MINING INC. and ANDES CORPORACION MINERA S.A.

PLAINTIFFS

AND:

TNR GOLD CORPORATION and

SOLITARIO ARGENTINA S.A.

DEFENDANTS

STATEMENT OF CLAIM

1.           The Plaintiff, Minera Andes Inc. (“MAI”) is a company incorporated pursuant to the laws of Alberta and is extra-provincially registered in British Columbia with an address for service at 1600 – 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.  MAI is a mining exploration company with mining assets located in Argentina.  Its shares trade on the TSX and it is a reporting issuer in most Canadian jurisdictions, including British Columbia.

2.           The Plaintiff, Minera Andes S.A. (“MASA”) is a company duly incorporated pursuant to the laws of Argentina with an address for delivery in this proceeding at 1600 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.  MASA is a wholly owned subsidiary of MAI and was incorporated to hold MAI’s interest in the Los Azules mining project located in Argentina.

3.           The Plaintiff, Los Azules Mining Inc. (“LAMI”) is a company duly incorporated pursuant to the laws of the Cayman Islands with an address for delivery in this proceeding at 1600 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.  LAMI is a wholly

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owned subsidiary of MAI and was assigned MASA’s right, title, and interest in as well as its obligations under the Option Agreement, as hereafter defined.

4.           The Plaintiff, Andes Corporacion Minera S.A. (“Andes”) is a company duly incorporated pursuant to the laws of Argentina with an address for delivery in this proceeding at 1600 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.  Andes is a wholly owned subsidiary of MAI and was assigned all of MASA’s right, title and interest in and to properties forming part of the Los Azules project, as hereafter defined, held by MASA.

5.           The Defendant, TNR Gold Corporation (“TNR”) is a company duly incorporated pursuant to the laws of British Columbia and has its head office located at 620 - 650 West Georgia St, Vancouver, British Columbia.

6.           The Defendant, Solitario Argentina S.A. (“Solitario”) is a company duly incorporated pursuant to the laws of Argentina and has its head office located at Santiago del Estero 61 norte (5400), San Juan, Republic of Argentina.  Solitario is a wholly owned subsidiary of TNR and holds its interest and alleged interests in certain mining exploration properties and agreements located in Argentina, some of which are alleged to be part of the Los Azules project, as hereafter defined.

The Los Azules Project

7.           The Los Azules project is a mining exploration project located in the province of San Juan, Argentina.  The primary focus of the Los Azules project to date has been the exploration of copper mineralization.  Since October 26, 2009, Andes has been the sole owner of the mining properties and rights with respect to the Los Azules project (the “Los Azules project”).

The Option Agreement

8.           On November 2, 2007, MAI, MASA, entered into an Option Agreement with MIM Argentina Exploaciones S.A. (“MIM”) and Xstrata Queensland Limited (the “Option Agreement”).  The purpose of the Option Agreement was to facilitate the exploration and development of the Los Azules project.

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9.           Pursuant to section 29.1, the Option Agreement is to be interpreted in accordance with the laws of British Columbia without giving effect to any choice of law or conflict of law rules or provisions (whether of the Province of British Columbia or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the Province of British Columbia.

10.           Pursuant to the terms of the Option Agreement, MIM granted MASA the exclusive and irrevocable right and option (the “Option”) to earn and acquire a 100% interest in the Property, free and clear of all Encumbrances save for those created by the Underlying Agreements disclosed to MASA and appended to the Option Agreement (the “Underlying Agreements”).

11.           One of the Underlying Agreements was the Exploration and Option Agreement between MIM and Solitario (the “Solitario Exploration Agreement”) which allowed MIM to conduct exploration work on and to earn a 100% interest in certain properties forming part of the Los Azules Project and providing Solitario with the right to back-in to an interest in those specific properties on certain conditions provided therein (the “Solitario Back-In Right”).

The Assignment Agreement

12.           On May 15, 2009, an Assignment and Amending Agreement (the “Assignment Agreement”) was made whereby MASA assigned to LAMI all of its right, title and interest in and its obligations under the Option Agreement and that MASA assigned to Andes all of its properties that formed part of the Los Azules Project.  It was also agreed that Andes would become the ProjectCo under the Option Agreement.

13.           Pursuant to section 26, the Amending Agreement is expressly to be governed by and construed in accordance with the laws in force in the Province of British Columbia and the laws of Canada applicable therein.

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Vesting of the Earn-in Right

14.           Prior to May 29, 2009, MIM had earned a 100% interest in the properties subject to the Solitario Exploration Agreement and those properties became part of the Los Azules project and subject to MIM’s obligations under the Option Agreement.

15.           On May 29, 2009, LAMI provided the Earn-in Notice to MIM pursuant to section 7.1(b) of the Option Agreement that LAMI had exercised the Earn-in Right and acquired a 100% interest in the Property comprising of the whole of the Los Azules project.

16.           On October 26, 2009, all of the properties comprising the Los Azules Project were registered in the name of Andes, including 100% of the properties earned by MIM under the Solitario Exploration Agreement, and all of the Underlying Agreements were assigned to Andes in accordance with an Assignment Agreement dated October 23, 2009.  Since that date, Andes has held a 100% interest in the Los Azules project.

Solitario’s Invalid Purported Exercise of the Back-In Right

17.           Under the Option Agreement, Andes acquired a 100% interest in the Los Azules Project subject to the Underlying Agreements as disclosed to it and appended to the Agreement.

18.           The Solitario Exploration Agreement is one of the Underlying Agreements.  Pursuant to clause 17.3, it is to be governed by “the law in force in British Columbia, Canada, except in relation to the rights and obligations of the Parties with respect to the Property, the governing law shall be the Mining Code of Argentina and the Mining Code of Procedure of the Province of San Juan, Argentina, any such matters to be heard in the ordinary courts (tribunals) of the Province of San Juan.”

19.           The Solitario Exploration Agreement has been assigned to Andes. Clause 7.1 of the Solitario Exploration Agreement provides for the Solitario Back-In Right as follows:

“If, within 36 months of exercising the Option, Xstrata completes a feasibility study on any part of the Property, Xstrata must notify Solitario, and Solitario will have the right to “buy back” up to a maximum 25% equity in the Property at any time within 120 days of receiving such notification (the “Back-in Right”) by giving written notice to Xstrata of the exercise of the Back-in right.” [Emphasis Added]

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20.           No feasibility study has ever been completed on any part of the Los Azules project subject to the Solitario Exploration Agreement.

21.           Notwithstanding the lack of a feasibility study, Solitario and TNR has advised of its intention to exercise the Solitario Back-In Right by issuing a notice to back into the Los Azules Project pursuant to section 7.1 of the Solitario Exploration Agreement (the “Invalid Back-In Notice”).

22.           The Invalid Back-In Notice will negatively impact Andes’ 100% interest in the Los Azules Project which it is entitled to hold unencumbered subject to the Option Agreement and the Amending Agreement.

The Plaintiffs claims as follows:

(a)	A declaration that the Invalid Back-In Notice will be, is and has at all times been null, void and of no force and effect;

(b)
An order that the Defendants indemnify the Plaintiffs for all costs incurred with respect to the Invalid Back-In Notice including, but not limited to, their actual legal fees and disbursements incurred in this proceeding;

(c)	In the alternative to paragraph (b) Costs;

(d)	Interest on the amounts to be indemnified pursuant to paragraph (b) pursuant to the Court Order Interest Act; and

(e)	Such further and other relief as this Honourable Court may deem just.

Place of trial Vancouver, British Columbia.

DATED at the City of Vancouver, in the Province of British Columbia, this 1st day of April, 2010.

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                                “Lawson Lundell LLP”
    Lawson Lundell LLP
    Solicitors for the Plaintiffs

This Statement of Claim is filed by Craig A.B. Ferris, of the law firm of Lawson Lundell LLP, whose place of business and address for delivery is 1600 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

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